FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated balance sheet
at 31 December 2010 – pro forma

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	57,014	61,416	51,548
Net loans and advances to banks	57,909	60,330	48,777
Reverse repurchase agreements and stock borrowing	42,607	48,407	35,097
Loans and advances to banks	100,516	108,737	83,874
Net loans and advances to customers	502,748	528,049	554,654
Reverse repurchase agreements and stock borrowing	52,512	44,503	41,040
Loans and advances to customers	555,260	572,552	595,694
Debt securities	217,480	226,410	249,095
Equity shares	22,198	21,755	15,960
Settlement balances	11,605	22,874	12,024
Derivatives	427,077	548,805	438,199
Intangible assets	14,448	14,369	14,786
Property, plant and equipment	16,543	17,398	17,773
Deferred tax	6,373	5,907	6,492
Prepayments, accrued income and other assets	12,568	11,903	18,604
Assets of disposal groups	11,552	16,537	18,432

Total assets	1,452,634	1,628,663	1,522,481

Liabilities
Bank deposits	65,938	80,186	115,642
Repurchase agreements and stock lending	32,739	41,465	38,006
Deposits by banks	98,677	121,651	153,648
Customer deposits	428,599	420,639	414,251
Repurchase agreements and stock lending	82,094	87,287	68,353
Customer accounts	510,693	507,926	482,604
Debt securities in issue	218,372	235,083	246,329
Settlement balances	10,991	20,628	10,412
Short positions	43,118	44,004	40,463
Derivatives	423,967	543,397	421,534
Accruals, deferred income and other liabilities	23,074	23,650	24,624
Retirement benefit liabilities	2,288	2,606	2,715
Deferred tax	2,111	2,237	2,161
Insurance liabilities	6,794	6,782	7,633
Subordinated liabilities	27,053	27,890	31,538
Liabilities of disposal groups	8,940	15,667	18,857

Total liabilities	1,376,078	1,551,521	1,442,518

Equity
Non-controlling interests	1,424	1,542	2,227
Owners’ equity*	75,132	75,600	77,736

Total equity	76,556	77,142	79,963

Total liabilities and equity	1,452,634	1,628,663	1,522,481

* Owners’ equity attributable to:
Ordinary and B shareholders	70,388	70,856	69,890
Other equity owners	4,744	4,744	7,846

	75,132	75,600	77,736

Commentary on condensed consolidated balance sheet – pro forma

Total assets of £1,452.6 billion at 31 December 2010 were down £69.8 billion, 5%, compared with 31 December 2009. This principally reflects the continuing planned disposal of Non-Core assets, together with a reduction in the level of debt securities and mark-to-market value of derivatives in Global Banking & Markets.

Cash and balances at central banks were up £5.5 billion, 11%, to £57.0 billion due to an improvement in the Group's structural liquidity position during 2010.

Loans and advances to banks increased by £16.6 billion, 20%, to £100.5 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £7.5 billion, 21%, to £42.6 billion and bank placings rose £9.1 billion, 19%, to £57.9 billion, primarily as a result of the investment of surplus liquidity in short-term assets .

Loans and advances to customers were down £40.4 billion, 7%, at £555.3 billion. Within this, reverse repurchase agreements were up £11.5 billion, 28%, to £52.5 billion. Customer lending decreased by £51.9 billion to £502.7 billion or £48.9 billion before impairment provisions. This reflected planned reductions in Non-Core of £39.7 billion along with declines in Global Banking & Markets £16.7 billion, US Retail & Commercial, £2.6 billion and Ulster Bank, £2.0 billion. These were partially offset by growth in UK Retail, £5.4 billion, Wealth, £2.4 billion and Global Transaction Services, £1.7 billion, together with the effect of exchange rate and other movements, £2.6 billion.

Debt securities were down £31.6 billion, 13%, to £217.5 billion driven mainly by reductions in Global Banking & Markets.

The value of derivative assets were down £11.1 billion, 3%, to £427.1 billion, primarily reflecting a decrease in interest contracts, movements in five to ten year interest yields, and the combined effect of currency movements, with Sterling weakening against the dollar but strengthening against the Euro.

The reduction in assets and liabilities of disposal groups resulted from completion of disposals of certain of the Group’s Asian and Latin American businesses, and substantially all of the RBS Sempra Commodities JV business.

Deposits by banks declined £55.0 billion, 36%, to £98.7 billion, with reduced inter-bank deposits, down £49.7 billion, 43%, to £65.9 billion and lower repurchase agreements and stock lending (‘repos’), down £5.3 billion, 14%, to £32.7 billion.

Customer accounts rose £28.1 billion, 6%, to £510.7 billion. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

Commentary on condensed consolidated balance sheet – pro forma

Debt securities in issue were down £28.0 billion, 11% to £218.4 billion. Reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets were partially offset by a programme of new term issuances totalling £38.4 billion.

Subordinated liabilities decreased by £4.5 billion, 14% to £27.1 billion. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.8 billion US dollar and Sterling preference shares and the redemption of £1.6 billion of other dated and undated loan capital, which were partially offset by the effect of exchange rate movements and other adjustments of £0.5 billion.

The Group’s non-controlling interests decreased by £0.8 billion, 36%, to £1.4 billion, primarily reflecting the disposal of the majority of the RBS Sempra Commodities JV business, £0.6 billion, and the life assurance business, £0.2 billion.

Owner’s equity decreased by £2.6 billion, 3%, to £75.1 billion. This was driven by the partial redemption of preference shares and paid in equity, £3.1 billion less related gains of £0.6 billion, the attributable loss for the period, £1.1 billion, together with an increase in own shares held of £0.7 billion and higher losses in available-for-sale reserves, £0.3 billion. Offsetting these reductions were the issue of £0.8 billion ordinary shares on conversion of the US dollar and Sterling denominated non-cumulative preference shares classified as debt and exchange rate and other movements, £1.2 billion.

Average balance sheet - pro forma

	Quarter ended		Year ended
	31 December 2010	30 September 2010	31 December 2010	31 December 2009
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.37	3.32	3.29	3.50
Cost of interest-bearing liabilities of banking business	(1.58)	(1.45)	(1.48)	(1.95)

Interest spread of banking business	1.79	1.87	1.81	1.55
Benefit from interest-free funds	0.25	0.18	0.20	0.21

Net interest margin of banking business	2.04	2.05	2.01	1.76

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.64

London inter-bank three month offered rates
- Sterling	0.74	0.73	0.70	1.21
- Eurodollar	0.29	0.39	0.34	0.69
- Euro	0.96	0.81	0.75	1.21

	Quarter ended			Quarter ended
	31 December 2010			30 September 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	61,826	167	1.08	54,714	153	1.12
Loans and advances to customers	481,973	4,757	3.95	504,263	4,721	3.74
Debt securities	117,581	654	2.22	117,313	743	2.53

Interest-earning assets - banking business	661,380	5,578	3.37	676,290	5,617	3.32

Trading business	276,306			271,960
Non-interest earning assets	645,350			692,930

Total assets	1,583,036			1,641,180
Memo: Funded assets	1,071,413			1,090,189

Liabilities
Deposits by banks	70,567	287	1.63	74,487	328	1.76
Customer accounts	333,895	928	1.11	340,515	961	1.13
Debt securities in issue	189,751	825	1.74	188,807	736	1.56
Subordinated liabilities	27,756	203	2.93	27,312	159	2.33
Internal funding of trading business	(63,213)	(30)	0.19	(34,829)	(26)	0.30

Interest-bearing liabilities - banking business	558,756	2,213	1.58	596,292	2,158	1.45

Trading business	288,431			283,909
Non-interest-bearing liabilities
- demand deposits	67,707			50,483
- other liabilities	592,768			634,662
Owners equity	75,374			75,834

Total liabilities and owners equity	1,583,036			1,641,180

Average balance sheet - pro forma

	Year ended			Year ended
	31 December 2010			31 December 2009
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	52,721	592	1.12	51,757	831	1.61
Loans and advances to customers	508,400	18,843	3.71	575,473	21,357	3.71
Debt securities	128,837	3,258	2.53	125,806	4,202	3.34

Interest-earning assets - banking business	689,958	22,693	3.29	753,036	26,390	3.50

Trading business	276,330			291,092
Non-interest earning assets	657,095			815,468

Total assets	1,623,383			1,859,596

Memo: Funded assets	1,117,490			1,187,513

Liabilities
Deposits by banks	81,358	1,330	1.63	131,190	2,852	2.17
Customer accounts	341,641	3,723	1.09	354,963	4,637	1.31
Debt securities in issue	195,976	3,251	1.66	226,077	4,816	2.13
Subordinated liabilities	29,334	732	2.50	35,348	1,310	3.71
Internal funding of trading business	(48,315)	(181)	0.37	(75,129)	(508)	0.68

Interest-bearing liabilities - banking business	599,994	8,855	1.48	672,449	13,107	1.95

Trading business	293,993			331,380
Non-interest-bearing liabilities
- demand deposits	53,016			36,489
- other liabilities	599,474			761,975
Shareholders’ equity	76,906			57,303

Total liabilities and shareholders' equity	1,623,383			1,859,596

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, net interest income has been increased by £2 million for Q4 2010 and £6 million for the year ended 31 December 2010 (Q3 2010 - £1 million; full year 2009 - £20 million).

(3)
Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement. In the average balance sheet above, interest includes decreased interest income related to these instruments of £35 million for Q4 2010 and increased interest income of £11 million for the year ended 31 December 2010 (Q3 2010 - increased by £41 million; full year 2009 - increased by £46 million), and decreased interest expense of £45 million for Q4 2010 and increased interest expense of £30 million for the year ended 31 December 2010 (Q3 2010 - increased by £3 million; full year 2009 - increased by £350 million). Average balances have been adjusted accordingly.

(4)
Interest payable has been increased by £225 million for Q4 2010 and increased by £319 million for full year 2010 in respect of non-recurring adjustments (Q3 2010 - decreased by £16 million; full year 2009 - nil).

(5)	Interest receivable has been decreased by £90 million for full year 2010 in respect of a non-recurring receivable (Q4 2010 - nil; Q3 2010 - nil; full year 2009 - nil).

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 – pro forma

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,030	15,029	14,120	14,630	9,898
Ordinary shares issued	121	1	-	523	-
Ordinary shares issued in respect of placing and open offers	-	-	-	-	4,227
B shares issued	-	-	510	-	510
Preference shares redeemed	1	-	-	(1)	(5)
Cancellation of non-voting deferred shares	(27)	-	-	(27)	-

At end of period	15,125	15,030	14,630	15,125	14,630

Paid-in equity
At beginning of period	431	431	565	565	1,073
Securities redeemed	-	-	-	(132)	(308)
Transfer to retained earnings	-	-	-	(2)	(200)

At end of period	431	431	565	431	565

Share premium account
At beginning of period	23,858	23,858	23,523	23,523	27,471
Ordinary shares issued	64	-	-	281	-
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	-	-	-	1,047
Redemption of preference shares classified as debt	-	-	-	118	-
Preference shares redeemed	-	-	-	-	(4,995)

At end of period	23,922	23,858	23,523	23,922	23,523

Merger reserve
At beginning of period	13,272	13,272	10,881	25,522	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591	-	24,591
Transfer to retained earnings	-	-	(9,950)	(12,250)	(9,950)

At end of period	13,272	13,272	25,522	13,272	25,522

Available-for-sale reserve
At beginning of period	(1,242)	(1,459)	(2,199)	(1,755)	(3,561)
Unrealised (losses)/gains	(1,148)	680	504	179	1,202
Realised losses/(gains)	16	(408)	115	(519)	981
Tax	337	(55)	(175)	74	(377)
Recycled to profit or loss on disposal of businesses (1)	-	-	-	(16)	-

At end of period	(2,037)	(1,242)	(1,755)	(2,037)	(1,755)

Cash flow hedging reserve
At beginning of period	119	(235)	(389)	(252)	(876)
Amount recognised in equity	(149)	387	(57)	180	380
Amount transferred from equity to earnings	(197)	121	274	(59)	513
Tax	87	(154)	(80)	(67)	(269)
Recycled to profit or loss on disposal of businesses (2)	-	-	-	58	-

At end of period	(140)	119	(252)	(140)	(252)

Notes:
(1)	Net of tax - quarter ended 31 December 2010 - £1 million charge; year ended 31 December 2010 - £5 million credit.
(2)	Net of tax - quarter ended 31 December 2010 - £1 million credit; year ended 31 December 2010 - £19 million charge.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 – pro forma (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m
Foreign exchange reserve
At beginning of period	5,085	5,755	4,684	4,528	6,385
Retranslation of net assets	-	(778)	(281)	997	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(6)	157	69	(458)	456
Tax	34	(43)	56	63	9
Recycled to profit or loss on disposal of businesses	25	(6)	-	8	-

At end of period	5,138	5,085	4,528	5,138	4,528

Capital redemption reserve
At beginning of period	172	172	170	170	170
Preference shares redeemed	(1)	-	-	1	-
Cancellation of non-voting deferred shares	27	-	-	27	-

At end of period	198	172	170	198	170

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	-	(1,208)	-
Contingent capital agreement - consideration payable	-	-	(1,208)	-	(1,208)

At end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	20,904	22,003	5,433	12,134	7,542
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	12	(1,148)	(614)	(973)	(2,600)
- discontinued operations	-	2	(7)	(28)	(72)
Equity preference dividends paid	-	-	(126)	(105)	(878)
Paid-in equity dividends paid, net of tax	-	-	(18)	(19)	(57)
Transfer from paid-in equity
- gross	-	-	-	2	200
- tax	-	-	-	(1)	-
Equity owners gain on withdrawal of non- controlling interests
- gross	-	-	-	40	629
- tax	-	-	-	(11)	(176)
Redemption of equity preference shares	-	-	-	(2,968)	-
Gain on redemption of equity preference shares	-	-	-	609	-
Redemption of preference shares classified as debt	-	-	-	(118)	-
Transfer from merger reserve	-	-	9,950	12,250	9,950
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	158	-	(3,756)	158	(3,756)
- tax	(71)	-	1,043	(71)	1,043
Purchase of non-controlling interests	(38)	-	-	(38)	-
Net cost of shares bought and used to satisfy share-based payments	(2)	(2)	(1)	(13)	(16)
Share-based payments
- gross	282	42	230	385	325
- tax	(6)	7	-	6	-

At end of period	21,239	20,904	12,134	21,239	12,134

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 – pro forma (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(821)	(816)	(122)	(121)	(104)
Shares purchased	11	(7)	-	(700)	(33)
Shares issued under employee share schemes	2	2	1	13	16

At end of period	(808)	(821)	(121)	(808)	(121)

Equity owners at end of period	75,132	75,600	77,736	75,132	77,736

Non-controlling interests
At beginning of period	1,542	2,109	2,185	2,227	5,436
Currency translation adjustments and other movements	6	(34)	(18)	63	(152)
(Loss)/profit attributable to non-controlling interests	(11)	30	47	61	648
Dividends paid	-	(29)	13	(172)	(313)
Movements in available-for-sale securities
- unrealised gains	-	-	-	-	23
- realised gains	-	-	-	-	(359)
Equity raised	58	-	-	58	9
Equity withdrawn and disposals	(171)	(534)	-	(773)	(2,436)
Transfer to retained earnings	-	-	-	(40)	(629)

At end of period	1,424	1,542	2,227	1,424	2,227

Total equity at end of period	76,556	77,142	79,963	76,556	79,963

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(5)	(4)	29	124	160
Preference shareholders	-	-	126	105	878
Paid-in equity holders	-	-	18	19	57
Ordinary and B shareholders	(902)	(1,245)	(3,053)	(598)	(5,747)

	(907)	(1,249)	(2,880)	(350)	(4,652)

Notes on pro forma results

1. Basis of preparation

Pro forma results
The pro forma financial information, prepared using the Group’s accounting policies, shows the underlying performance of the Group including the results of the ABN AMRO businesses retained by the Group. This information is provided to give a better understanding of the results of the Group’s operations. Group operating profit on a pro forma basis excludes:

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax;

•	Asset Protection Scheme credit default swap - fair value changes;

•	gains on pensions curtailment;

•	write-down of goodwill and other intangible assets; and

•	other Consortium Members’ interest in shared assets.

From 1 April 2010, other than these differences in presentation, the Group’s pro forma and statutory results are substantially the same.

Acquisition and separation of ABN AMRO
On 17 October 2007, RFS Holdings B.V., completed the acquisition of ABN AMRO Holding N.V. which was renamed RBS Holdings N.V. on 1 April 2010 when the shares in ABN AMRO Bank N.V. were transferred to ABN AMRO Group N.V., a holding company for the interests of the Dutch State. This marked the substantial completion of the restructuring of the activities of ABN AMRO Holding N.V. in accordance with the agreement between the RBSG, the Dutch State and Banco Santander, SA. RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V., a fully operational bank within the Group, which is independently rated and regulated by the Dutch Central Bank.

Notes on pro forma results (continued)

2. Analysis of income, expenses and impairment losses

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Loans and advances to customers	4,754	4,720	4,790	18,925	21,345
Loans and advances to banks	167	153	154	591	830
Debt securities	690	702	1,034	3,250	4,149

Interest receivable	5,611	5,575	5,978	22,766	26,324

Customer accounts	928	961	945	3,723	4,637
Deposits by banks	287	328	507	1,330	2,852
Debt securities in issue	866	733	712	3,277	4,484
Subordinated liabilities	(18)	175	297	417	1,292
Internal funding of trading businesses	(30)	(26)	71	(181)	(508)

Interest payable	2,033	2,171	2,532	8,566	12,757

Net interest income	3,578	3,404	3,446	14,200	13,567

Fees and commissions receivable	2,053	2,044	2,353	8,194	8,738
Fees and commissions payable
- banking	(392)	(493)	(810)	(1,892)	(2,351)
- insurance related	(57)	(118)	(84)	(319)	(439)

Net fees and commissions	1,604	1,433	1,459	5,983	5,948

Foreign exchange	217	442	572	1,486	2,339
Interest rate	(165)	866	(386)	1,863	3,931
Credit	698	(95)	188	1,666	(3,954)
Other	229	219	416	1,123	1,683

Income from trading activities	979	1,432	790	6,138	3,999

Operating lease and other rental income	369	338	341	1,394	1,323
Changes in the fair value of securities and other financial assets and liabilities	(83)	22	54	(212)	42
Changes in the fair value of investment properties	(293)	(4)	36	(405)	(117)
(Loss)/profit on sale of securities	(9)	390	92	533	(55)
Profit on sale of property, plant and equipment	29	9	13	50	40
Profit/(loss) on sale of subsidiaries and associates	5	(111)	(38)	(106)	(57)
Life business profits	29	49	24	90	156
Dividend income	11	17	17	69	73
Share of profits less losses of associated entities	10	-	(83)	41	(150)
Other income	(42)	(351)	(189)	(241)	(468)

Other operating income	26	359	267	1,213	787

Non-interest income (excluding insurance net premium income)	2,609	3,224	2,516	13,334	10,734

Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Total non-interest income	3,881	4,513	3,824	18,462	16,000

Total income	7,459	7,917	7,270	32,662	29,567

Notes on pro forma results (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	1,742	1,860	1,957	7,726	7,826
- social security costs	165	153	179	669	602
- pension costs	152	153	110	561	653
	2,059	2,166	2,246	8,956	9,081
Premises and equipment	636	596	618	2,276	2,468
Other	938	869	1,075	3,716	3,979

Administrative expenses	3,633	3,631	3,939	14,948	15,528
Depreciation and amortisation	448	465	534	1,762	1,873

Operating expenses	4,081	4,096	4,473	16,710	17,401

General insurance	1,151	1,092	1,304	4,698	4,223
Bancassurance	31	50	17	85	134

Insurance net claims	1,182	1,142	1,321	4,783	4,357

Loan impairment losses	2,155	1,908	3,032	9,144	13,090
Securities impairment losses	(14)	45	67	112	809

Impairment losses	2,141	1,953	3,099	9,256	13,899

Note:
The data above excludes movement in the fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

Notes on pro forma results (continued)

3. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £9,144 million (nine months ended 30 September 2010 - £6,989 million; year ended 31 December 2009 - £13,090 million). The balance sheet loan impairment provisions increased in the quarter ended 31 December 2010 from £17,670 million to £18,182 million and the movements thereon were:
	Quarter ended 31 December 2010			Nine months ended 30 September 2010	Year ended 31 December 2010	Year ended 31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,791	9,879	17,670	15,173	15,173	9,451
Transfers to disposal groups	-	(5)	(5)	(67)	(72)	(321)
Intra-group transfers	(217)	217	-	-	-	-
Currency translation and other adjustments	147	(235)	(88)	131	43	(428)
Disposals	-	(3)	(3)	(17)	(20)	(65)
Amounts written-off	(745)	(771)	(1,516)	(4,526)	(6,042)	(6,478)
Recoveries of amounts previously written-off	29	67	96	315	411	325
Charge to income statement	912	1,243	2,155	6,989	9,144	13,090
Unwind of discount	(51)	(76)	(127)	(328)	(455)	(401)

At end of period	7,866	10,316	18,182	17,670	18,182	15,173

Provisions at 31 December 2010 include £127 million (30 September 2010 - £127 million; 31 December 2009 - £157 million) in respect of loans and advances to banks.

The table above excludes impairment charges relating to securities.

4. Strategic disposals
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Asset Management’s investment strategies business	-	-	-	80	-
- Asian branches and businesses	(19)	5	(9)	(16)	(159)
- Latin American businesses	14	4	(159)	(146)	(159)
- Global Merchant Services	837	-	-	837	-
- Life assurance business	4	-	-	(231)	-
- Non-Core project finance assets	(221)	-	-	(221)	-
- Bank of China (1)	-	-	-	-	236
- Linea Directa	-	-	2	-	214
- Other	(113)	18	-	(132)	-

	502	27	(166)	171	132

Note:
(1)	Including £359 million attributable to non-controlling interests.

Notes on pro forma results (continued)

5. Pensions
Pension costs for the year ended 31 December 2010 amounted to £561 million (2009 - £653 million excluding curtailment gains), net of a £78 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

Curtailment gains of £2,148 million were recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

The most recent funding valuation of the main UK scheme was 31 March 2007. A funding valuation of the Main UK scheme at 31 March 2010 is currently in progress. The scheme trustees and the Group are in discussion on this valuation and the level of contributions to be paid by the Group and expect to reach agreement by 30 June 2011. The Group expects that in addition to estimated contributions of £300 - £350 million for future accrual of benefits, it will make additional contributions, as yet unquantified, in 2011 and subsequent years to improve the funding position of the scheme.

Refer to analysis in Note 4 on the statutory results on page 156.

6. Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.

The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.075 per cent from 2011. Three different rates apply during 2011, these average to 0.075 per cent. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20 billion of chargeable liabilities.

If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS would be in the region of £350 to £400 million in 2011.

Notes on pro forma results (continued)

7. Tax
The credit/(charge) for tax differs from the tax (charge)/credit computed by applying the standard UK corporation tax rate of 28% as follows:
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Profit/(loss) before tax	4	(1,379)	134	(239)	(1,928)

Expected tax (charge)/credit	(1)	386	(38)	67	540
Unrecognised timing differences	11	-	67	11	274
Items not allowed for tax
- losses on strategic disposals and write downs	(133)	(21)	(123)	(299)	(152)
- other	(188)	(56)	(277)	(328)	(356)
Non-taxable items
- gain on sale of Global Merchant Services	221			221
- gain on redemption of own debt	(1)	-	-	11	693
- other	240	37	208	341	410
Taxable foreign exchange movements	2	(5)	(13)	4	1
Foreign profits taxed at other rates	(122)	(56)	(159)	(516)	(332)
UK tax rate change – deferred tax impact	8	(90)	-	(82)	-
Losses in period where no deferred tax asset recognised	(96)	9	(448)	(450)	(715)
Losses brought forward and utilised	(8)	(1)	65	2	94
Adjustments in respect of prior periods	74	58	69	355	(118)

Actual tax credit/(charge)	7	261	(649)	(663)	339

Effective tax rate	nm	18.9%	nm	nm	17.6%

The high tax charge in 2010 reflects profits in high tax regimes and losses in low tax regimes, together with £450 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £299 million in respect of losses on disposal of businesses and write-downs for which no tax relief is available. This was offset in part by non-taxable items including the gain on the disposal of the Global Merchant Services business.

The Group has recognised a deferred tax asset at 31 December 2010 of £6,373 million (30 September 2010 - £5,907 million; 31 December 2009 - £6,492 million), of which £3,849 million (30 September 2010 - £3,741 million; 31 December 2009 - £4,803 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 December 2010 and concluded that it is recoverable based on future profit projections. Deferred tax assets of £2,008 million (31 December 2009 - £2,163 million) have not been recognised in respect of tax losses carried forward of £9,689 million (31 December 2009 - £7,759 million).

Notes on pro forma results (continued)

8. (Loss)/profit attributable to non-controlling interests
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	(8)	10	39
Investment in Bank of China	-	-	-	-	359
RBS Sempra Commodities JV	(11)	26	55	35	234
ABN AMRO	(1)	(2)	-	(2)	4
RBS Life Holdings Ltd	9	6	2	26	26
Other	(8)	-	(2)	(8)	(14)

(Loss)/profit attributable to non-controlling interests	(11)	30	47	61	648

9. Profit attributable to preference shareholders and paid-in equity holders

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	-	-	63	105	342
Non-cumulative preference shares of €0.01	-	-	63	-	201
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	-	-	-	274
- other	-	-	-	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	-	-	18	19	57

	-	-	144	124	935

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes on pro forma results (continued)

10. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	12	(1,148)	(758)	(1,097)	(3,535)
Gain on redemption of preference shares and paid-in equity	-	-	-	610	200

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	12	(1,148)	(758)	(487)	(3,335)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	-	2	(7)	(28)	(72)

Ordinary shares in issue during the period (millions)	56,166	56,164	56,227	56,245	51,494
B shares in issue during the period (millions)	51,000	51,000	5,543	51,000	1,397

Weighted average number of ordinary and B shares in issue during the period (millions)	107,166	107,164	61,770	107,245	52,891

Basic loss per ordinary and B share from continuing operations	-	(1.1p)	(1.2p)	(0.5p)	(6.3p)
Amortisation of purchased intangible assets	0.1p	0.1p	0.1p	0.2p	0.4p
Integration and restructuring costs	0.3p	0.2p	0.3p	0.8p	1.6p
Gain on redemption of own debt (1)	-	-	-	(1.0p)	(6.8p)
Strategic disposals	(0.5p)	-	0.3p	(0.1p)	(0.2p)
Bonus tax	-	-	0.3p	0.1p	0.4p
Asset Protection Scheme credit default swap - fair value changes	0.5p	0.6p	-	1.1p	-
Gains on pensions curtailments	-	-	(2.6p)	-	(3.0p)
Write-down of goodwill and other intangible assets	-	-	0.1p	-	0.7p

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.4p	(0.2p)	(2.7p)	0.6p	(13.2p)
Loss from Non-Core attributable to ordinary and B shareholders	0.9p	-	4.9p	2.1p	24.9p

Core adjusted earnings/(loss) per ordinary and B share from continuing operations	1.3p	(0.2p)	2.2p	2.7p	11.7p
Core impairment losses	0.6p	-	2.2p	1.3p	7.7p

Pre-impairment Core adjusted earnings/ (loss) per ordinary and B share	1.9p	(0.2p)	4.4p	4.0p	19.4p

Basic loss per ordinary and B share from discontinued operations	-	-	-	-	(0.1p)

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 28%	1.5p	0.6p	1.2p	5.0p	9.5p

Note:
(1)	Gain on redemption of own debt includes gains on redemption of instruments classified as equity which are included in basic earnings.

Notes on pro forma results (continued)

11. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 31 December 2010, 30 September 2010 and for the year ended 31 December 2010, by main income statement captions. The pro forma divisional income statements on pages 23 to 65 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,088	398	1,486	(675)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets (2)	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance (3)	95	979	1,074	(177)	(906)	-	(9)
Central items	93	48	141	(22)	-	(4)	115

Core (before fair value of own debt)	3,220	3,901	7,121	(3,583)	(937)	(930)	1,671
Fair value of own debt (4)	-	582	582	-	-	-	582

Core	3,220	4,483	7,703	(3,583)	(937)	(930)	2,253
Non-Core (5)	358	(20)	338	(498)	(245)	(1,211)	(1,616)

	3,578	4,463	8,041	(4,081)	(1,182)	(2,141)	637
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(725)	(725)	-	-	-	(725)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)

	3,578	4,240	7,818	(4,501)	(1,182)	(2,141)	(6)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)

Total statutory	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes:
(1)	Reallocation of bancassurance claims of £31 million from non-interest income.
(2)
Reallocation of £31 million between net interest income and non-interest income in respect of funding costs of rental assets, £11 million and to record interest on financial assets and liabilities designed as at fair value profit or loss, £20 million.

(3)
Total income includes £77 million investment income, £58 million included in net interest income and £19 million in non-interest income. Reallocation of £37 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £438 million in relation to Global Banking & Markets and £144 million in relation to Group Centre.
(5)
Reallocation of £61 million between net interest income and non-interest income in respect of funding costs of rental assets, £57 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss,  £4 million.

Notes on pro forma results (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,056	376	1,432	(733)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets (2)	309	1,245	1,554	(1,005)	-	40	589
RBS Insurance (3)	92	999	1,091	(175)	(949)	-	(33)
Central items	(154)	193	39	34	1	2	76

Core (before fair value of own debt)	3,050	3,979	7,029	(3,517)	(998)	(782)	1,732
Fair value of own debt (4)	-	(858)	(858)	-	-	-	(858)

Core	3,050	3,121	6,171	(3,517)	(998)	(782)	874
Non-Core (5)	354	534	888	(579)	(144)	(1,171)	(1,006)

	3,404	3,655	7,059	(4,096)	(1,142)	(1,953)	(132)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	3,404	2,857	6,261	(4,545)	(1,142)	(1,953)	(1,379)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes:
(1)	Reallocation of bancassurance claims of £50 million from non-interest income.
(2)	Reallocation of £8 million between net interest income and non-interest income in respect of funding costs of rental assets.
(3)
Total income includes £75 million investment income of which £55 million is included in net interest income and £20 million in non-interest income. Reallocation of £37 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £598 million in relation to Global Banking & Markets and £260 million in relation to Group Centre.
(5)
Reallocation of £84 million between net interest income and non-interest income in respect of funding costs of rental assets, £79 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

Notes on pro forma results (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	4,078	1,412	5,490	(2,873)	(85)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,671)	-	(761)	1,463
Wealth	609	447	1,056	(734)	-	(18)	304
Global Transaction Services	974	1,587	2,561	(1,464)	-	(9)	1,088
Ulster Bank	761	214	975	(575)	-	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,123)	-	(517)	306
Global Banking & Markets (2)	1,215	6,697	7,912	(4,397)	-	(151)	3,364
RBS Insurance (3)	366	4,003	4,369	(703)	(3,961)	-	(295)
Central items	25	400	425	155	-	(3)	577

Core (before fair value of own debt)	12,517	17,112	29,629	(14,385)	(4,046)	(3,780)	7,418
Fair value of own debt (4)	-	174	174	-	-	-	174

Core	12,517	17,286	29,803	(14,385)	(4,046)	(3,780)	7,592
Non-Core (5)	1,683	1,350	3,033	(2,325)	(737)	(5,476)	(5,505)

	14,200	18,636	32,836	(16,710)	(4,783)	(9,256)	2,087
Amortisation of purchased intangible assets	-	-	-	(369)	-	-	(369)
Integration and restructuring costs	-	-	-	(1,032)	-	-	(1,032)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	171	171	-	-	-	171
Bonus tax	-	-	-	(99)	-	-	(99)
Asset Protection Scheme credit default swap – fair value changes	-	(1,550)	(1,550)	-	-	-	(1,550)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)

	14,200	17,810	32,010	(18,220)	(4,783)	(9,256)	(249)
RFS Holdings minority interest	9	(151)	(142)	(8)	-	-	(150)

Total statutory	14,209	17,659	31,868	(18,228)	(4,783)	(9,256)	(399)

Notes:
(1)	Reallocation of bancassurance claims of £85 million from non-interest income.
(2)
Reallocation of £61 million between net interest income and non-interest income in respect of funding costs of rental assets, £37 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £24 million.

(3)
Total income includes £277 million investment income, £222 million in net interest income and £55 million in non-interest income. Reallocation of £144 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £139 million in relation to Global Banking & Markets and £35 million in relation to Group Centre.
(5)
Reallocation of £276 million between net interest income and non-interest income in respect of funding costs of rental assets, £283 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £7 million.

Notes on pro forma results (continued)

12. Contingent liabilities and commitments

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	28,828	2,242	31,070	35,334	2,616	37,950	36,579
Other contingent liabilities	11,832	421	12,253	12,606	376	12,982	13,410

	40,660	2,663	43,323	47,940	2,992	50,932	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	245,425	21,397	266,822	240,560	26,126	266,686	289,135
Other commitments	1,560	2,594	4,154	867	2,637	3,504	3,483

	246,985	23,991	270,976	241,427	28,763	270,190	292,618

Total contingent liabilities and commitments	287,645	26,654	314,299	289,367	31,755	321,122	342,607

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary